Exhibit (a)(5)(J)

Forward-looking Statements

In addition to historical information, this webcast contains certain statements that constitute “forward-looking statements.” These forward-looking statements include, but are not limited to, all statements regarding the intent, belief or current expectations regarding the matters discussed or incorporated by reference in this webcast (including, but not limited to, statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words) and all statements which are not statements of historical fact. Such forward-looking statements, together with other statements that are not historical, are based on management’s current expectations and involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated. These risks and uncertainties include, but are not limited to, the possibility that Omnicare will not pursue a transaction with PharMerica, the timing to consummate a potential transaction between Omnicare and PharMerica, the ability and timing to obtain required regulatory approvals, Omnicare’s ability to realize the synergies contemplated by a potential transaction, Omnicare’s ability to promptly and effectively integrate the businesses of PharMerica and Omnicare, the performance of Omnicare’s institutional pharmacy business, business conditions in the institutional pharmacy industry generally, the inability to expand geographically as anticipated, the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated, the effectiveness of Omnicare’s strategy in the institutional pharmacy business, the ability of the PharMerica acquisition to strengthen relationships with pharmaceutical and biotechnology companies and the risks and uncertainties described in Omnicare’s Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, Omnicare’s actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, Omnicare does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Important Additional Information

On September 7, 2011, Philadelphia Acquisition Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Omnicare, Inc. (“Omnicare”), commenced a tender offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”) of PharMerica Corporation (“PharMerica”) at a price of $15.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). The Offer is scheduled to expire at 5:00 p.m., New York City time, on December 2, 2011, unless extended. If the Offer is extended, Omnicare will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day following the date the Offer was scheduled to expire. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn at least a majority of the total number of Shares outstanding on a fully diluted basis, the board of directors of PharMerica redeeming or invalidating its “poison pill” stockholder rights plan, receipt of regulatory approvals and other customary closing conditions as described in the Offer to Purchase. The Offer is not subject to any financing contingencies.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) that was filed on September 7, 2011 by Omnicare and Purchaser with the SEC. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Offer, that should be read carefully before any decision is made with respect to the Offer. Investors and security holders of PharMerica are able to obtain free copies of these documents and other documents filed with the SEC by Omnicare through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Omnicare, Inc., 100 East RiverCenter Boulevard, Suite 1600, Covington, Kentucky 41011. Free copies of any such documents can also be obtained by directing a request to Omnicare’s information agent, D.F. King & Co., Inc., by phone at (212) 269-5550 or toll-free at (800) 769-7666 or by email at info@dfking.com.

On October 25, 2011, Omnicare, Inc. held a conference call to review its third quarter 2011 earnings release. Below is a transcript of the portions of the conference call related to Omnicare’s tender offer for all the outstanding shares of common stock of PharMerica Corporation.

John Figueroa - Omnicare Inc - Chief Executive Officer

Thanks, Patrick. Good morning, everyone. And thank you for joining us today on our call. Before we provide our perspective on our third quarter results and the key drivers behind our continued success through the start for the second half of the year, I would like to give an update on where we stand with our $15 per share offer for PharMerica. Following our remarks, we will be happy to answer your questions.

As most of you know, we recently extended our $15 per share tender offer for PharMerica. We are pleased with the initial response from PharMerica’s investors, reflecting a 47% participation rate in that offer. A large number of PharMerica stockholders sent a clear message that they are supportive of the offer, and would prefer our 2 great companies to negotiate a mutually acceptable transaction without further delay. While it remains our strong preference to negotiate a mutually acceptable transaction with PharMerica, we will continue to move forward with the regulatory approval process. We are determined but disciplined and look forward to bringing our companies together soon.

With respect to the regulatory approval process, we are working closely with the Federal Trade Commission, to comply with their second request. I do not have a time line for when we expect to complete the process at this point. However, we would not pursue a transaction unless we believe we could close expeditiously. I believe the institutional pharmacy industry has been very competitive throughout history, and that the combination of our 2 companies would not alter that.

I believe the time for the transaction of this kind is now. Any significant delay could result in both companies losing the opportunity to realize the full strategic and cost-savings benefits of such a combination. I believe it is consistent with the country’s effort to lower overall health care costs and is expected to help customers manage and respond to ongoing industry pressures. And with the inherent demand within our industry due to the aging population, I believe we have an obligation to accelerate the efficiency of our industry while improving health outcomes for the residents we serve.

Jason Gurda - Leerink Swann & Company - Analyst

I wanted to ask a few questions about the regulatory review process for the PharMerica offer. How far can that review process go without an actual deal in place?

John Workman - Omnicare Inc - President and Chief Financial Officer

Are you talking about the FTC review?

John Figueroa - Omnicare Inc - Chief Executive Officer

Are you talking about the second request?

Jason Gurda - Leerink Swann & Company - Analyst

Yes.

John Figueroa - Omnicare Inc - Chief Executive Officer

Yes, we can take the second request all the way until the point where we have given them all the material that they’re looking for, and it closes at that point.

Jason Gurda - Leerink Swann & Company - Analyst

Meaning would they provide an approval or agree that this is what you’ve —

John Workman - Omnicare Inc - President and Chief Financial Officer

You can get approval through the FTC without necessarily having a deal with the other party.

Jason Gurda - Leerink Swann & Company - Analyst

Okay.

John Workman - Omnicare Inc - President and Chief Financial Officer

And that’s the process that we’re foreseeing.

A.J. Rice - Susquehanna Financial Group - Analyst

Hi, everyone. Thanks. A couple of quick questions here. Just following up on your comments about PharMerica and the FTC, obviously one of the issues is what your nursing home customer base is saying about the deal to the FTC; and obviously, to you, how they like it. Can you give us any color on the extent to which you’ve had discussions with some of the large chains and sort of their reaction to the potential for the deal?

John Figueroa - Omnicare Inc - Chief Executive Officer

Well, I will say that we are in constant communication with our customers on a number of issues; and as this conversation has come up, I will tell you that they’ve been very positive in their response. I’m not sure exactly what has been said to the FTC, as I’m not privy to those conversations, but conversations they’ve had with our management team have been positive.

A.J. Rice - Susquehanna Financial Group - Analyst

Okay.

John Workman - Omnicare Inc - President and Chief Financial Officer

And I think the key focus is, we view this as lowering overall health care costs.

A.J. Rice - Susquehanna Financial Group - Analyst

Right.

John Workman - Omnicare Inc - President and Chief Financial Officer

I think that is a point that resonates with customer base too.

Steve Halper - Stifel Nicolaus - Analyst

Hi, good morning. You talked about the time line on FTC. That is pretty clear. What is the time line on challenging the poison pill, that PharMerica poison pill?

John Workman - Omnicare Inc - President and Chief Financial Officer

Well, hopefully, Steve, our desire has always been to engage in a conversation and engage with the Management and the Board of PharMerica. We did get a large proportion of their shareholders in a tender offer. Clearly, that tender offer is contingent on either the poison pill going away or the Board accepting that proposal. And we still hope that would be the outcome, and we’re optimistic about that. If that doesn’t happen, and I think you know what the process is, that eventually it goes introducing a new slate of directors that would approve the transaction. We just hope it doesn’t go there. But that would lead clearly into next year in advance of their annual meeting.

Steve Halper - Stifel Nicolaus - Analyst

But is there a specific process to challenge the legality of the poison pill?

John Workman - Omnicare Inc - President and Chief Financial Officer

That has been brought in Delaware, and so we will be pursuing that at the same time.

John Figueroa - Omnicare Inc - Chief Executive Officer

We are actually questioning that in court. We have already done that. I think right now, we are concentrating on the FTC’s second request and that’s what we’re working on.

Brendan Strong - Barclays Capital - Analyst

Got it. And I’m sorry, 1 other thing, if you don’t mind; and I don’t know if you guys are open for answering these types of questions on the call. But did you guys provide any commentary earlier on in the call or could you provide some now, around maybe your thoughts on the math that — around PharMerica’s $231 million in synergy estimates?

John Workman - Omnicare Inc - President and Chief Financial Officer

We haven’t commented on synergies, nor do we want to comment on theirs other than they’re silly.